UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42452

WF International Limited

(Exact name of registrant as specified in its charter)

No. 1110, 11th Floor, Unit 1, Building 7, No. 477, Wanxing Road

Chengdu, Sichuan, China, 610041

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Unregistered Sales of Equity Securities

On February 26, 2026, WF International Limited (“WF”) issued 739,840 ordinary shares to a third-party advisor for its consulting services rendered and to be rendered in connection with WF’s acquisition of control over Chengdu Chaokun Sports Culture Development Co., Ltd. (“Chaokun”) pursuant to a merger and acquisition consulting service agreement with such advisor. These shares had an aggregate value of $500,000, calculated at the average closing price of WF’s ordinary shares over the 20 trading days immediately prior to the execution date of the mergers and acquisition consulting service agreement.

On the same day, WF also issued 190,245 ordinary shares to the same advisor for its investor relations services for a term 12 months pursuant to an investor relations consulting agreement with such advisor. These shares had an aggregate value of $90,000, calculated at the average closing price of WF’s ordinary shares over the 20 trading days immediately prior to the execution date of the investor relations consulting agreement.

In addition, on February 26, 2026, WF issued 697,564 ordinary shares to another unaffiliated third party advisor for its financial advisory services for a term of 12 months pursuant to an engagement letter with such advisor. These shares had an aggregate value of $330,000, calculated at the average closing price of WF’s ordinary shares over the 20 trading days immediately prior to the execution date of the engagement letter.

Immediately following the foregoing issuances, WF had 10,248,337 issued and outstanding ordinary shares. The ordinary shares issued to the advisors have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state or other jurisdiction. These shares were offered pursuant to the exemption afforded by Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WF International Limited

By:	/s/ Ke Chen
Ke Chen Chief Executive Officer

Dated: April 2, 2026